Exhibit 23.1
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the use in this Registration Statement on Form S-8 of our report dated February 21, 2006 to the shareholders of Barrick Gold Corporation relating to the consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2005, prepared in accordance with United States generally accepted accounting principles which is incorporated by reference in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
Canada
July 14, 2006
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.